UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 1, 2018

STELLAR ACQUISITION III INC.

(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	001-37862	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

90 Kifissias Avenue, Maroussi Athens, Greece	15125
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:   +30 210 876-4858

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Amendment to Agreement and Plan of Merger

As previously disclosed by Stellar Acquisition III Inc., a Republic of the Marshall Islands corporation (together with its successors, “Stellar”), in its Current Report on Form 8-K that was filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2018, on February 27, 2018, Stellar entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Stellar, STLR Merger Subsidiary Inc., a Delaware corporation and a wholly-owned subsidiary of Stellar (“Merger Sub”), and Phunware, Inc., a Delaware corporation (“Phunware”), pursuant to which Merger Sub will merge with and into Phunware (the “Merger”), with Phunware continuing as the surviving corporation in the Merger.

On November 1, 2018, Stellar, Merger Sub and Phunware entered into a First Amendment to Agreement and Plan of Merger (the “Amendment”), pursuant to which the Merger Agreement was amended to, among other things, reduce the minimum cash asset level that Stellar is required to maintain at the consummation of the closing of the transactions contemplated by the Merger Agreement (the “Closing”) from $40,000,000 to $19,000,000. The minimum cash asset level, as amended by the Amendment, is determined by including funds in or released from Stellar’s trust account and proceeds of any backstop financing that Stellar obtains while excluding any cash, cash equivalents and other assets of Phunware and its subsidiaries, any funds required for the redemption of Stellar’s public stockholders, and any funds necessary to pay Stellar’s transaction expenses, indebtedness and other liabilities (other than for the note to pay for the Transferred Sponsor Warrants, as described below, and any commitment fees on forward purchase contracts in excess of the amounts required to be paid by Stellar’s sponsors, as described below).

The Amendment also revised the Merger consideration that the stockholders of Phunware are entitled to receive under the Merger Agreement so that it is fixed at exactly $301,000,000. Prior to the Amendment, the base Merger consideration of $301,000,000 was subject to adjustment for the cash and cash equivalents, net of indebtedness, of Phunware and its subsidiaries as of the date of the Closing.

The Amendment also provides that prior to the Closing either Stellar or Phunware may arrange one or more forward purchase contracts with one or more investors to purchase Stellar’s equity securities, provided that the obligations of the parties under any such forward purchase contracts shall be subject to the consummation of the Closing and, with respect to any forward purchase contract arranged by Stellar, Phunware’s consent, and Stellar’s sponsors (the “Sponsors”) will agree to pay for the commitment fees for any such forward purchase contract, up to a maximum of $600,000, by delivering their founder shares as payment.

The Amendment also increased the aggregate number of private warrants to purchase shares of Stellar common stock that are currently held by the Sponsors (the “Transferred Sponsor Warrants”) that Stellar’s stockholders may elect to receive as Merger consideration (in lieu of receiving shares of Stellar common stock) from 929,890 to up to an aggregate of 3,985,244, but in no event less than 2,450,000. Prior to the effective time of the Merger, Stellar shall purchase from the Sponsors a number of Transferred Sponsor Warrants equal to the greater of (A) 2,450,000 and (B) the total number of Transferred Sponsor Warrants that the holders of Phunware stock elect to receive. As consideration for the transfer of the Transferred Sponsor Warrants Stellar shall issue to the Sponsors unsecured promissory notes (each, a “Transferred Sponsor Warrant Note”) in an initial aggregate principal amount equal to (x) fifty cents ($0.50) multiplied by the total number of Transferred Sponsor Warrants purchased by Stellar. $1,225,000 of the aggregate principal amount of the Transferred Sponsor Warrant Notes will be repaid at the Closing and the remaining balance will accrue interest at the lowest applicable federal rate and shall be payable in full on the first anniversary of the date of the Closing. At any time prior to one business day before the Closing the Sponsors have the right to convert all or a part of the outstanding balance of the Transferred Sponsor Warrant Note in excess of $1,225,000 into shares of Stellar common stock effective upon the Closing. The Stellar common stock that the Sponsors receive on conversion of the Transferred Sponsor Warrant Note will not be subject to lock-ups or other transfer restriction and will be considered registrable securities under Stellar’s registration rights agreement with the Sponsors.

The Amendment also changed the appointment to the classes of Stellar’s post-closing board that are made by Stellar prior to closing so that instead of both directors designated by Stellar prior to the Closing serving as Class III directors, the longest serving class before reelection, one director will serve as a Class III director and the other will serve as a Class I director, the shortest serving class before reelection.

The foregoing description of the Amendment does not purport to be complete and is subject to and qualified in its entirety by reference to the Amendment, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

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Additional Information

In connection with the proposed transaction, Stellar has filed a Registration Statement on Form S-4, which includes a preliminary proxy statement/prospectus of Stellar. Stellar will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders.  Investors and security holders of Stellar are advised to read, when available, the preliminary proxy statement, and amendments thereto, and the definitive proxy statement in connection with Stellar’s solicitation of proxies for its special meeting of shareholders to be held to approve the proposed transaction because the proxy statement/prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. The definitive proxy statement/prospectus will be mailed to shareholders of Stellar as of a record date to be established for voting on the proposed transaction. Shareholders will also be able to obtain copies of the Registration Statement and proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Stellar Acquisition III Inc., 90 Kifissias Avenue, Maroussi Athens, Greece.

Participants in the Solicitation

Stellar and Phunware and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Stellar’s shareholders in connection with the proposed transaction.  Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Stellar’s directors and officers in Stellar’s filings with the SEC, including Stellar’s Registration Statement, which was filed with the SEC on August 18, 2016 and Stellar’s Annual Report on Form 10-K for the year-ended November 30, 2017, which was filed with the SEC on February 2, 2018, and such information will also be in the Registration Statement to be filed with the SEC, which will include the proxy statement/prospectus of Stellar for the proposed transaction.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding Stellar’s and Phunware’s industry, future events, the proposed transaction between the parties to the Merger Agreement, the estimated or anticipated future results and benefits of the combined company following the transaction, including the likelihood and ability of the parties to successfully consummate the proposed transaction, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Stellar’s management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding the businesses of Stellar and Phunware and the transaction, and actual results may differ materially. These risks and uncertainties include, but are not limited to, changes in the business environment in which Stellar or Phunware operates, including inflation and interest rates, and general financial, economic, regulatory and political conditions affecting the industry in which Stellar or Phunware operates; changes in taxes, governmental laws, and regulations; competitive product and pricing activity; difficulties of managing growth profitably; the loss of one or more members of Stellar’s or Phunware’s management teams; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transaction or that the approval of the shareholders of Stellar or Phunware are not obtained; failure to realize the anticipated benefits of the transaction, including as a result of a delay in consummating the transaction or a delay or difficulty in integrating the businesses of Stellar and Phunware; uncertainty as to the long-term value of Stellar’s common stock; those discussed in the Stellar’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and other documents of Stellar on file with the SEC or in the registration statement filed with the SEC by Stellar in connection with the shareholder meeting to approve the proposed merger. There may be additional risks that Stellar presently does not know or that Stellar currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Stellar’s expectations, plans or forecasts of future events and views as of the date of this communication. Stellar anticipates that subsequent events and developments will cause Stellar’s assessments to change. However, while Stellar may elect to update these forward-looking statements at some point in the future, Stellar specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Stellar’s assessments as of any date subsequent to the date of this communication.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1	First Amendment to Agreement and Plan of Merger, dated as of November 1, 2018, by and among Stellar, Merger Sub and Phunware.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 6, 2018

STELLAR ACQUISITION III INC.

By:	/s/ Prokopios (Akis) Tsirigakis
Name: Prokopios (Akis) Tsirigakis
Title: co-Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
2.1	First Amendment to Agreement and Plan of Merger, dated as of November 1, 2018, by and among Stellar, Merger Sub and Phunware.

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